MONTROSE SECURITIES INTERNATIONAL

REPORT PURSUANT TO SEC RULE 17a-5 (d)

AUDITED FINANCIAL STATEMENTS

YEAR ENDED OCTOBER 31, 2020

MONTROSE SECURITIES INTERNATIONAL
TABLE OF CONTENTS

YEAR ENDED OCTOBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2019 (MM/DD/YY) AND ENDING 10/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montrose Securities International

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Harbor Drive, Suite 300
(No. and Street)

Sausalito, (City) CA (State) 94965 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Leung (415) 331-9955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Ste 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAPJIT SANDHU
Notary Public - California
Marin County
Commission # 2311365
My Comm. Expires Nov 3, 2023

Signature

President

Title

Notary Public

JAPJIT SANDHU
Notary Public - California
Marin County
Commission # 2311365
My Comm. Expires Nov 3, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin
Subscribed and sworn to (or affirmed) before me on this 22nd day of December, 2020 by Philip Yew Leung proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

JAPJIT SANDHU
Notary Public - California
Marin County
Commission # 2311365
My Comm. Expires Nov 3, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholder of Montrose Securities International:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Montrose Securities International (the "Company") as of October 31, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
December 29, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2020

Assets

Assets		
Cash	$	699,973
Accounts receivable		4,756
Deposits		4,139
Total Assets	$	708,868

Liabilities and Shareholder's Equity

Liabilities		
SBA PPP loan payable	$	23,097
Income taxes payable		8,702
Total Liabilities		31,799
Commitments and Contingencies		
Shareholder's Equity		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		30,000
Additional paid-in-capital		470,000
Retained earnings		177,069
Total Shareholder's Equity		677,069
Total Liabilities and Shareholder's Equity	$	708,868

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF OPERATIONS

YEAR ENDED OCTOBER 31, 2020

Commission Income	$	693,356
Operating Expenses		
Commission expense		333,498
Employee compensation and benefits		223,398
Technology and communication		31,629
Occupancy		21,088
Professional fees		20,743
Other operating expenses		30,280
Total Operating Expenses		660,636
Income from Operations		32,720
Other Income/(Expenses)		
Interest and dividend income		2,349
Net trading gains/(losses)		(24,198)
Total Other Income/(Expenses)		(21,849)
Net Income before Provision for Income Tax		10,871
Provision for Income Tax		10,797
Net Income	$	74

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED OCTOBER 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - Beginning	$ 30,000	$ 470,000	$ 376,995	$ 876,995
Distributions to Shareholder	--	--	(200,000)	(200,000)
Net Income	--	--	74	74
Balance - Ending	$ 30,000	$ 470,000	$ 177,069	$ 677,069

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2020

Cash Flows from Operating Activities:		
Net income	$	74
Changes in operating assets and liabilities:		
Accounts receivable		18,591
Marketable securities, at market		122,615
Deposits		(4,139)
Income taxes payable		6,817
Net Cash from Operating Activities		143,958
Cash flow from Investing Activities:		--
Cash Flows from (used) in Financing Activities:		
SBA PPP loan payable proceeds received		23,097
Distributions to Shareholder		(200,000)
Net Cash used in Financing Activities		(176,903)
Net Increase (Decrease) in Cash		(32,945)
Cash - Beginning of Year		732,918
Cash - End of Year	$	699,973
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	--
Income taxes paid	$	3,980

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Montrose Securities International (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and two U.S. States, as well as a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in the State of California on November 22, 1993.

The Company is authorized to conduct four types of business, including: arranging transactions in exchange-listed securities by an exchange member; retailing corporate equity and debt securities; and proprietary securities trading. For the year ended October 31, 2020, the Company earned its revenues from: introducing institutional customers to other broker-dealers through correspondent brokerage relationships and proprietary securities trading.

The Company operates exempt from the possession or control of customer assets and reserve requirements of SEC Rule 15c3-3, under the exemption provisions of paragraph (k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash consists of deposits with banks. In addition, the Company maintains a special reserve bank account segregated for the benefit of customers per SEC regulations (Note 3).

Accounts receivable consist of commissions receivable from correspondent brokers, net of the related commissions expense payable. No allowance for uncollectible accounts is recorded at October 31, 2020 based upon the Company's assessment of collectability.

The Company follows a five-step revenue recognition model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The Company earns Commissions income on customer transactions in equity securities, debt securities and other exchange-traded products in accordance with the terms of its customer agreements. Commissions expense represents associated amounts paid to other broker-dealers for trade execution, clearing, settlement and other services, as set forth in agreements. The Company recognizes Commissions income and Commissions expense on a trade-date basis. The Company believes that its performance obligations are satisfied on the trade date, when the parties to the transaction have been identified, the terms agreed upon, and ownership has transferred to the purchaser.

Proprietary securities transactions are recorded on a trade-date basis, which establishes the cost of securities purchases as well as the realized gain or loss from securities sales. The cost of securities sales is based on specific identification of the historical cost.

Marketable securities are classified as trading securities and stated at their fair market value based on quoted market prices. Unrealized gains or losses on marketable securities represent the change in fair value during the period compared to the previous period's recorded fair value, based on the securities' specific identification.

Net investment gains (losses) on the Statement of Operations consist of the gains or losses described in the two preceding paragraphs.

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the assets' estimated useful lives. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are fully depreciated at October 31, 2020 (Note 4).

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgment that realization is at least 50% probable.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company maintains a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. No amounts were due to customers as of October 31, 2020, or at any point during the year then ended. Accordingly, that bank account's balance of $12,069, representing holdover unrestricted funds, was included in Cash on the Statement of Financial Condition as of October 31, 2020.

NOTE 4 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment are summarized as follows:

			Useful Life
Furniture	$	44,599	7
Computers		37,261	5
Office equipment		15,421	5
Total		97,281	
Less: accumulated depreciation		97,281	
Furniture and equipment, net	$	--	

There was no depreciation expense for the year ended October 31, 2020.

NOTE 5 – CONCENTRATIONS

Credit risk – The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to evaluate the credit standing of each counterparty. See Note 6.

Financial balances – The Company maintains cash and securities balances at financial institutions. Bank account balances are generally insured by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 per customer for each institution. Cash and securities balances at SIPC-member brokerage firms are generally covered up to $250,000 cash and $500,000 total per customer for each institution. The Company's financial balances exceeded insured limits at times during the year ended October 31, 2020. The Company has not experienced any losses in such accounts. The Company believes its financial balances are on deposit with financially stable institutions.

NOTE 6 – OTHER BROKER-DEALERS

The Company maintained agreements with nine other broker-dealers during the year ended October 31, 2020. The Company is the broker of record for customer transactions referred to these broker-dealers; therefore, the Company is contingently liable in the event of its customers' nonperformance. All open transactions at October 31, 2020 settled with no resultant losses by the Company.

For the year ended October 31, 2020, the Company earned Commission income of $693,356 from its customers and incurred Commission expense of $333,498 from other broker-dealers. Accounts receivable amounted to $4,756 at October 31, 2020, which is the net of commission income and expense open balances.

NOTE 7 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments – On July 20, 2020 the Company received loan proceeds in the amount of $23,097 from the Bank of America, N.A. pursuant to the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loan is payable over five years at an interest rate of 1%, with a deferral of payments for the first ten months starting after the Company's twenty-four week covered period starting July 20, 2020. However, loan proceeds and accrued interest are forgivable after the twenty-four-week covered period as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of the loan forgiveness could be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period.

Regardless of whether the Company expects to repay the PPP loan or believes it represents, in substance, a grant that is expected to be forgiven, it may account for the loan as a financial liability in accordance with FASB ASC 470. For purposes of derecognition of the liability, FASB ASC 470 refers to the guidance in FASB ASC 405-20. Based on the guidance in ASC 405-20, the proceeds from the loan would remain a liability until either (1) the loan is, in part or wholly, forgiven and the debtor has been "legally released" or (2) the debtor pays off the loan. The Company has followed the guidance under ASC 405-20, no portion of the loan has been derecognized as of October 31, 2020, and the $23,097 balance of the PPP loan is reported on the Statement of Financial Condition under Liabilities, SBA PPP loan payable. None of the loan has been forgiven or repaid as of October 31, 2020.

NOTE 7 – COMMITMENTS, CONTINGENCIES AND GUARANTEES *(continued)*

Commitments – The Company has entered into an operating lease agreement for office space under a non-cancellable lease for the lease term May 1, 2020 to April 30, 2021. The future minimum lease payments under this agreement are $12,414. Total rent expense for the year ended October 31, 2020 was $21,088.

Under ASC 842, Leases, operating leases are included in the right-of-use assets – operating leases and operating lease liabilities on the Statement of Financial Condition. These assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, or the Company's incremental borrowing rate as the discount rate. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition. The Company had no long-term lease commitments required to be recorded on the Statement of Financial Condition as of October 31. 2020.

Contingencies – See Notes 5 and 6.

Guarantees – See Notes 5 and 6.

NOTE 8 – INCOME TAXES

The provision for income tax is composed of the following:

	Current	Deferred
Federal expense (benefit)	$ 6,459	$ (11,681)
State expense (benefit)	4,338	--
Valuation adjustment	--	11,681
Total income tax expense (benefit)	$ 10,797	$ --

The Company has a deferred tax benefit of $11,681 as of October 31, 2020 as a result of net capital loss carryforwards. The Company has determined the realization of the tax benefit is less than 50% probable, therefore a $11,681 valuation adjustment has been made so no deferred tax benefit is included on the Statement of Financial Condition or the Statement of Operations as of October 31, 2020.

The sole tax asset or liability balance as of October 31, 2020 was income taxes payable of $8,702.

In accordance with *ASC 740, Income Taxes*, the Company's recognition of tax positions is subject to a 50% or more probability of realization. The Company has determined it has no uncertain tax positions requiring adjustment as of October 31, 2020.

As a C corporation, the Company files Federal and state income returns. The statute of limitations for these jurisdictions is generally three to four years. The Company had no returns under examination as of October 31, 2020.

NOTE 9 – SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has a Simplified Employee Pension Plan ("SEP IRA") which allows employers to contribute to traditional IRAs set up for employees. For the year ended October 31, 2020, the Company contributed $40,000 to this plan.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2020, the Company had net capital of $696,027 which exceeded required net capital of $250,000 by $446,027. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 on October 31, 2020, which was less than the maximum ratio of 15 to 1.

NOTE 11 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $(6,817) between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited FOCUS part IIA		$ 702,844
Adjustments:		
Retained earnings	$ (6,817)	
Total adjustments		(6,817)
Net capital per audited statement		$ 696,027

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1

AS OF OCTOBER 31, 2020

Computation of Net Capital		
Total Shareholder's Equity, per Statement of Financial Condition		$ 677,069
Plus: Other allowable credits		
SBA PPP loan forgivable expenses	$ 23,097	
Total other allowable credits		23,097
Total Capital		700,166
Less: Non-allowable assets		
Deposits	4,139	
Total non-allowable assets		4,139
Net Capital		696,027
Computation of basic net capital requirement		
Total indebtedness	31,799	
Less: non-aggregate indebtedness -SBA PPP loan payable	23,097	
Net aggregate indebtedness	8,702	
Minimum net capital requirement:		
6 2/3 percent of net aggregate indebtedness	580	
or minimum dollar net capital requirement	250,000	
Net Capital required (greater of above)		250,000
Excess Net Capital		$ 446,027
Ratio of Aggregate Indebtedness to Net Capital		0.01:1

There is a ($6,817) difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5, Part IIA report dated October 31, 2020 (see Note 11).

See report of independent registered public accounting firm

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

AS OF OCTOBER 31, 2020

The Company claims and qualifies for exemption from the requirements of SEC Rule 15c3-3 under the exemption provisions of paragraph (k)(2)(ii). See Note 3 for disclosures of the Company's special reserve bank account for the benefit of customers.

See report of independent registered public accounting firm

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

AS OF OCTOBER 31, 2020

The Company claims and qualifies for exemption from the requirements of Rule 15C3-3 under the exemption provisions of paragraph (k)(2)(ii).

See report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholder of Montrose Securities International:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Montrose Securities International identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Montrose Securities International claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Montrose Securities International stated that Montrose Securities International met the identified exemption provisions throughout the year ended October 31, 2020 without exception. Montrose Securities International's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montrose Securities International's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
December 29, 2020

Montrose Securities International

1 Harbor Drive, Suite 300
Sausalito, CA 94965

Tel: 415-944-6607

Assertions Regarding Exemption Provisions

We, as members of management of Montrose Securities International ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the most recent fiscal year then ended October 31, 2020.

Montrose Securities International

By:

(Philip Leung, President)

Montrose Securities International
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended October 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Shareholder of Montrose Securities International:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Montrose Securities International and the SIPC, solely to assist you and SIPC in evaluating Montrose Securities International's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended October 31, 2020. Montrose Securities International's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended October 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Montrose Securities International's compliance with the applicable instructions of the Form SIPC-7 for the year ended October 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Montrose Securities International and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
December 29, 2020

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED OCTOBER 31, 2020

		Amount
Total assessment	$	541
SIPC-6 general assessment Payment made on May 28, 2020		(351)
SIPC-7 general assessment payment made on December 18, 2020		(190)
Total assessment balance (overpayment carried forward)	$	0

See report of independent registered public accounting firm on applying agreed upon procedures